INVEST IN **HERBAL BOTANICAL PRODUCTS, LLC**

We formulate and sell topical pain management products infused with CBD isolate, Nano CBD, and CBG



Universal Remedies
For Your Well-Being
Endorsed by
Kevin Harrington
SHARK
DISCOVERIES
CBN SLEEP AID
PAIN PATCH
ONYX
Nano Tincture
PAIN CREAM
Sapphire
CBD
HEMP
EXTRACT
TOOTHPASTE
Topical Pain & Sanitizer Gel

panakeiabotanicals.com Clarksville TN

Retail | Health & Fitness | Sports

LEAD INVESTOR

Matthew Amihude

I chose to invest in Herbal Botanical Products LLC because of the solid management team and the potential of the industry. Based on the information I have collected, the industry is about to explode. It is also important for me to see products that are helping people with crippling pain and anxiety and would like a natural remedy. Both of my parents had chronic pain. My father due to an automobile accident,.and my mother from knee surgery, and Herbal Botanical's products have helped them both immensely managing their pain and getting back to physical activity. I also have used their products to assist me with sleep and stress and the the use of these products, for me,. has been life-changing. Hopefully everyone can experience what I have with Herbal Botanical.

Invested $25,000 this round

Highlights

1. 💰 Proven Leadership Team with over $100 million raised over their career.
2. Fast-Growing CBD Industry is experiencing Exploding Demand
3. 📈 High Operating Margins and Strong Financial Leadership
4. 🙌 Highly Effective and Potent Product Set
5. 🤝 Key Celebrity Endorsements and Partnerships

Our Team

Stephen Michael McKay President & CEO



Stephen spent nearly 30 years in the competitive telecommunications industry, has been involved in raising over $100 million during his career and has been a principle in the acquisition and sale of 13 companies.

After two successful exits (one for $45 million and another for $55 million), I was looking for the next best thing and a friend asked me to audit a CBD company he had invested in which is how I came to learn about the products, the inherent efficacy of the compounds, and the product margins.



Randall Allen Senior Vice President & COO

Randall has been in variety of corporate positions, one in which he and Stephen worked together in the telecommunications industry in the 1990s. Prior to that Randall spent 20-years in the U.S. Navy submarine force.



Michael Wayne Loveless Manager

Michael spent his entire career in the securities and wealth management business ending as the National Managing Partner of a regional Certified Public Accounting firm in charge of the firm's wealth management practice.

Pitch

Herbal Botanical Products, LLC: Fast Facts

Herbal Botanical Products, LLC develops proprietary topical pain products infused with a combination of cannabinoids including CBD, CBG, CBN and select terpenes derived from the Cannabis Sativa L industrial hemp plant. Our customers use our topical pain products to help to manage a wide variety of chronic pain issues.

Key Highlights

We operate under the brand name Theá Panakeia Botanicals In Greek mythology, Panakeia was the goddess of natural remedies in Greek mythology, where she would treat people with natural potions & poultices to heal people. Because of the superior quality and effectiveness of our topical pain management products, we were selected to participate in Kevin Harrington's Health & Wellness market campaign on Connected TV in 2020, through his company Shark Discoveries and As Seen on TV. We have also been offered the opportunity to be a Platinum Marketing Partner with The Arthritis Foundation, with access to their 600,000+ Members.

Strategic Partners



KEY INDUSTRY

Health and Wellness; Pain Management

DUAL-ADDRESSABLE MARKET SIZE

The global chronic pain treatment market valued $77.8 billion in 2019, and it is expected to grow at a 6.5% CAGR during between 2020 and 2030. The CBD market is expected to reach 56.2 billion by 2028.

TARGET CUSTOMERS

Customers who have chronic pain issues, including arthritis patients & physical therapy patients. Typically, these individuals are affluent, 55+, college educated and lead active lifestyles.



Many CBD Products are Ineffective

Studies show that Cannabidiol (CBD) can be effective in the treatment of chronic pain, yet hundreds of CBD products on the market offer little to no efficacy for pain management.

The reason for this is the lack of formulation guidelines and the proliferation of low grade product with little to no CBD concentration, which leads to ineffectiveness.

It’s estimated that 95% of “ordinary” CBD (isolate) is not absorbed into the bloodstream, remaining trapped in the lymph nodes or dissolved by stomach acid, which further reduces effectiveness.

* Source: National Library of Medicine, publication PMC 7558665, “Towards Better Delivery of Cannabidiol (CBD)

Effective Topical CBD Solutions

Herbal Botanical Products, LLC, operating under the brand name Theá Panakeia Botanicals , provides pharmaceutical grade topical pain management products at fair prices to people dealing with chronic pain issues.


THEÁ PANAKEIA
BOTANICALS
PAIN
CREAM
TERPENE MATRIX
ENHANCED
1000mg 1oz
Sapphire
PAIN
CREAM
TERPENE MATRIX
ENHANCED
500mg 1oz
ONYX

We use a combination of fully water soluble, nano-sized CBD, isolate CBD, CBG, CBN, and anti inflammatory terpenes, which creates an “entourage effect” that provides anti inflammatory boosts and high quality absorption, which increases.

BIOAVAILABILITY.

The result is increased effectiveness of the CBD effect, which consumers have expressed is their number one buying criteria when selecting CBD infused products.

The Science Behind the Products

All of our products are clinical grade with a focus on quality, concentration, effectiveness, and value. All products are designed to:


THEÁ PANAKEIA
BOTANICALS
• Provide rapid onset
• Provide lasting relief
• Help reduce inflammation



CBD is a proven anti inflammatory agent* and acts as a neural blocker for topical management of many types of chronic pain. When our topical pain creams are applied to an affected area, the active ingredients are absorbed through the dermis by following the hair follicles into the Endo-Cannabinoid System (ECS).

Available Products

1

2000mg Soothing Freeze Gel with 1500mg CBD isolate and 500mg CBG (stem cell) roll-on for rapid onset. This product is recommended for all types of muscle or arthritis pain sufferers.



Soothing
Freeze Gel
2000 mg



CBD INFUSED
PAIN PATCH
THEA PANAKEIA BOTANICALS
0.0% THC Guaranteed

2

120mg Topical Pain Patch with 3-40mg CBD isolate pain patches. Each patch is designed to stay in place for 8 hours providing a full night's relief and healing sleep. The patches are designed to be cut to size as needed for maximum comfort and relief. This product is recommended for sufferers with mild to moderate pain issues.

3

1000mg Topical Pain Cream with 500mg CBD isolate, nanosized CBD and a proprietary matrix of five anti-inflammatory terpenes. This product is recommended for sufferers with moderate to severe pain issues.



PAIN
CREAM
TERPENE MATRIX
ENHANCED
1000mg 1oz
Sapphire



Sapphire
FULL SPECTRUM
CBD
HEMP
EXTRACT
30mg
TOOTHPASTE
3.6 oz.
(100g)

4

30mg Toothpaste - FIRST in the market for inflamed gums, pain related to periodontal disease, chronic cold sores, and removes and prevents plaque build-up.



Effect of cannabinoids on 6 groups of DPSI
Total Nr. of bacterial colonies from 10 individuals of respective groups against test material
350
300
250
200
150
100
50
0
DPSI 0
DPSI 1
DPSI 2
DPSI -3
DPSI +3
DPSI 4
The 6 groups of DPSI
CBGA
CBN
CBG
CBD
CBC
Oral b
Colgate
Cannabite F

Studies show the reduction in bacteria in the mouth using CBD as compared to Oral B & Colgate toothpaste.

5

300mg Chewable CBG Caps – CBG is the Parent Compound (think Stem Cell) of the Sativa L plant. This is the original compound from which all other compounds





the original compound from which all other compounds evolve. CBG specifically stimulates the CB-1 receptors as a neurotransmitter to the human brain which promotes clarity, improved memory, and enhances pleasure, and motivation.



6 **5mg Sleep Aid Caplets** – Offered in a 30-count bottle with CBN as the active ingredient, which promotes restful and restorative sleep by helping to prolong Rapid Eye Movement sleep which enables the body to reset nightly at a cellular level.

Depending on the customer, these products may have beneficial effects for those with insomnia and help to promote a full & restful sleep and may ease symptoms of anxiety and/or depression. These products are recommended for everyone over the age of 18.

Traction & Accomplishments



CUSTOMER ACCEPTANCE

95%

of patients who have tried our topical pain management product have found relief and many re-order, turning a simple product sale into a recurring revenue stream. Nearly 350 people have tried our products.

PARTNERSHIPS

We were vetted and selected to participate in Kevin Harrington's Health & Wellness market campaign on Connected TV in 2020.



Business Model & Revenue Streams

REVENUE STREAM



Direct-to-Consumer via Digital Marketing: email, programmatic advertising, social media.



Pickleball Marketing: Targeting Pickleball coaches, instructors, and other professionals where the PB professionals may be stocking dealers or simply offer unique discount codes for consumer discount with commissions paid to the PB professional.

 **Dealer Sales** (targeting natural and holestic retail stores and select medi-niche professionals): Dealers stock inventory for point-of-sale customer sales, reorders are accomplished in a manner similar to the affiliate program, and product is shipped to the customer (customer gets a discount and dealer gets a commission). There is an additional revenue opportunity when medi-niche dealers integrate the use of the pain creams into the patient's treatment plan, where they charge a "Pump Fee" for the application of the product to the patient's area of treatment.

Investment Opportunity

Herbal Botanical Products, LLC is seeking $124,000 in the form of Redeemable Preferred Equity Security.

T E R M S

The Company plans to issue Redeemable Preferred Equity Units at a value of $100.00

The Redeemable Units will have a mandatory redemption at the sixty-first month from issuance. The Company will also have the right to redeem the Units at any anniversary of the original issuance.

The Units will have an annual cumulative redemption premium of 25%. The initial investors who invest during the "Early Bird" period (defined as the first $124,000 or 1,240 Units), will receive, in addition to the cumulative annual dividends, a special "Issuance Dividend" of another 25% dividend.

If the Preferred Units remain outstanding for the full term the total return to initial investors will be $250 and subsequent Investors will receive $225 per Unit upon redemption, a 2.5X and 2.25X cash-on-cash return.

The Crowd also receives Product Perks equal to 20% of the invested amount - Larger Investment = More Free Products.

Company Valuation

Based on the offered securities structure the Company is valued at a premoney valuation of $12.5 million, depending on the final amount of equity issued.

Initial Investors Discount

Investors in the first $124,000 of the offering receive an issuance bonus dividend accrual of 25%.

Term/Duration

Up to 60 months

Redemption Premium

25% cumulative annual premium based on Par Value, paid quarterly in arrears

Funding will allow us to reach +- $40 to $50 million in revenue annually, which will produce $27 to $30 million in gross profit and roughly $15 million in annual operating income.

Investment Opportunity – Product Perks

Investors who participate in the General Offering will receive the following Product Perks:

Amount Invested	Reward Perk Product Account Credit	
$100.00	$20.00	Each investor will receive an account credit of 20% of the invested amount. This account credit will remain in place until the investor/customer uses the credit in full. The credit can be used as a partial credit when larger purchases occur.
$300.00	$60.00	
$500.00	$100.00	
$700.00	$140.00	
$1,000.00	$200.00	
$2,000.00	$400.00	
$3,000.00	$600.00	
$4,000.00	$800.00	
$5,000.00	$1,000.00	
$7,500.00	$1,500.00	
$10,000.00	$2,000.00	

Why Invest?

Growing Market

The global chronic pain treatment market was valued at $77.8 billion in 2019 and is expected to grow at a 6.5% CAGR between 2020 and 2030. The market size for topical pain products is $2.5 billion and expected to grow at a 6% CAGR. Plus, the CBD market is poised to reach $56.2 billion by 2028 resulting in a total addressable market for the Company of $134.0 billion.

Superior Products

Our pharmaceutical-grade products feature a combination of fully water-soluble nano-sized CBD, isolate CBD, and terpenes for maximum effectiveness, and increased bioavailability for greater effectiveness.

Outsized Gross Profit Margins

Even though our products are priced at or below market, gross margins remain at outsized levels (+- 70%) and there is pricing power for products that are of high quality and effectiveness.

Recurring Revenue model

Once customers use our pain products, almost all reorder creating a recurring revenue model which is much more valuable than a simple product sale model.

Key Partnerships

We were selected to participate in Kevin Harrington's upcoming Health & Wellness market campaign on Connected TV. We are a marketing partner with The Villages News.com which has digital marketing assets serving The Villages in Florida, DMDatabase for email marketing addresses and we're also establishing partnerships with The Arthritis Foundation &ForbesBooks.



Forward looking projections cannot be guaranteed.

Want even more details?

Click the image above for our full pitch deck!

Downloads



[Herbal Botanical Products^LLLLLLLLJ LLC Subscription Agreement 5-7-2023.pdf](#)